Exhibit 4.1

FEDERAL REALTY INVESTMENT TRUST

ARTICLES SUPPLEMENTARY

ESTABLISHING AND FIXING THE RIGHTS AND

PREFERENCES OF A SERIES OF PREFERRED SHARES

Federal Realty Investment Trust, a Maryland real estate investment trust (the “Trust”), certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under a power contained in Article VI of the Trust’s Declaration of Trust (the “Declaration of Trust”) and in accordance with Section 2-208(b) of the Maryland General Corporation Law, the Board of Trustees (the “Board”) classified and designated 399,896 Preferred Shares (as defined in the Declaration of Trust) as “5.417% Series 1 Cumulative Convertible Preferred Shares of Beneficial Interest”, with the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of shares as follows:

(1) Definitions. In these Articles Supplementary, the following terms shall have the following meanings:

(a) “Board” or “Board of Trustees” shall mean the Board of Trustees of the Trust or any committee authorized by the Board of Trustees to perform any of its responsibilities with respect to the Series 1 Preferred Shares.

(b) “Business Day” shall mean any day other than a Saturday, Sunday or day on which state or federally chartered banking institutions in New York City, New York are not required to be open.

(c) “Capital Gains Amount” shall have the meaning set forth in Section 4(d).

(d) [Intentionally Omitted.]

(e) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(f) “Common Shares” shall mean the common shares of beneficial interest of the Trust, par value $0.01 per share.

(g) “Constituent Person” shall have the meaning set forth in Section 7(f).

(h) “Conversion Price” shall have the meaning set forth in Section 7(e).

(i) “Current Market Price” of publicly traded common shares or any other class of shares of beneficial interest or other security of the Trust or any other issuer for any day shall mean the last reported sales price, regular way, on such day or, if no sale takes place on such day, the average of the reported closing bid and asked prices on such day, regular way, in either case as reported on the New York Stock Exchange (“NYSE”) or, if such security is not listed or admitted for trading on the NYSE, on the principal national securities exchange on which such security is listed or admitted for trading or, if not listed or admitted for trading on any national securities exchange, the average of the closing bid and asked prices on such day in the over-the-counter market as reported by the National Association of Securities Dealers (NASD) or, if bid and asked prices for such security on such day shall not have been reported by the NASD, the average of the bid and asked prices on such day as furnished by any NYSE member firm regularly making a market in such security and selected for such purpose by the Chief Executive Officer of the Trust or the Board.

(j) “Dividend Payment Date” shall mean (i) the date on which a regular, quarterly dividend (excluding any special or other extraordinary dividends) is paid on the Common Shares or, if no regular, quarterly dividend is paid on the Common Shares in respect of a given Dividend Period, then (ii) the fifteenth (15th) calendar day (or, if such day is not a Business Day, the next Business Day thereafter) of the month following the end of the applicable Dividend Period, commencing on the first Dividend Payment Date occurring after April 1, 2007.

(k) “Dividend Periods” shall mean quarterly dividend periods commencing on the first (1st) day of each calendar quarter of each year and ending on and including the last day of each calendar quarter of each year (other than the initial Dividend Period, which shall commence on the Issue Date and end on the last day of the calendar quarter in which the Issue Date occurs).

(l) “Elevated Price Level” shall have the meaning set forth in Section 7(b).

(m) “Fair Market Value” shall mean the average of the daily Current Market Prices of a Common Share during the five consecutive Trading Days selected by the Trust commencing not more than 20 Trading Days before, and ending not later than, the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring such computation. The term “ex date” when used with respect to any issuance or distribution, means the first day on which the Common Shares trade regular way, without the right to receive such issuance or distribution, on the exchange or in the market, as the case may be, used to determine that day’s Current Market Price.

(n) “Initial Mandatory Conversion Trigger Price” shall mean $115.50.

(o) “Initial Optional Conversion Price” shall mean $104.69.

(p) “Issue Date” shall mean the first date on which the pertinent Series 1 Preferred Shares are issued and sold.

(q) “Junior Shares” shall mean the Common Shares and any other class or series of shares of beneficial interest of the Trust now or hereafter issued and outstanding over which the Series 1 Preferred Shares has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Trust.

(r) “Liquidation Price” shall mean twenty-five dollars ($25.00) per Series 1 Preferred Share.

(s) “Mandatory Conversion Date” shall have the meaning set forth in Section 7(b).

(t) “Mandatory Conversion Trigger Price” shall have the meaning set forth in Section 7(e).

(u) “Mandatory Conversion Notice” shall have the meaning set forth in Section 7(b).

(v) “Non-Electing Share” shall have the meaning set forth in Section 7(f).

(w) “Optional Conversion Date” shall have the meaning set forth in Section 7(a).

(x) “Optional Conversion Notice” shall have the meaning set forth in Section 7(a).

(y) “Optional Conversion Price” shall have the meaning set forth in Section 7(e).

(z) “Parity Shares” shall have the meaning set forth in Section 3(b).

(aa) “Preferred Shares” shall mean the preferred shares of the Trust, $.01 par value per share.

(bb) “Series 1 Preferred Shares” shall have the meaning set forth in Section 2.

(cc) “Set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Trust in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Trustees, the allocation of funds to be so paid on any series or class of shares of beneficial interest of the Trust; provided, however, that if any funds for any class or series of Junior Shares or any class or series of shares of beneficial interest ranking on a parity with the Series 1 Preferred Shares as to the payment of dividends are placed in a separate account of the Trust or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series 1 Preferred Shares shall mean placing such funds in such separate account or delivering such funds to a disbursing, paying or other similar agent.

(dd) “Total Dividends” shall have the meaning set forth in Section 4(c).

(ee) “Trading Day” shall mean any day on which the securities in question are traded on the New York Stock Exchange, or if such securities are not listed or admitted for trading on the NYSE, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading on any national securities exchange, in the applicable securities market in which the securities are traded.

(ff) “Transaction” shall have the meaning set forth in Section 7(f).

(gg) “Transfer Agent” shall mean American Stock Transfer & Trust Company, or such other agent or agents of the Trust as may be designated by the Board of Trustees or their designee as the transfer agent, registrar and dividend disbursing agent for the Series 1 Preferred Shares.

(2) Designation and Number. A series of Preferred Shares, designated the “5.417% Series 1 Cumulative Convertible Preferred Shares of Beneficial Interest” (the “Series 1 Preferred Shares”), is hereby established. The number of Series 1 Preferred Shares shall be 399,896.

(3) Rank. Any class or series of shares of beneficial interest of the Trust shall be deemed to rank:

(a) prior to the Series 1 Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series 1 Preferred Shares;

(b) on a parity with the Series 1 Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series 1 Preferred Shares, if the holders of such class or series of shares, which shall include the Series 1 Preferred Shares, shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Shares”); and

(c) junior to the Series 1 Preferred Shares, as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, if such shares shall be Junior Shares.

(4) Dividends.

(a) The holders of Series 1 Preferred Shares shall be entitled to receive, when, as and if authorized by the Board of Trustees out of funds legally available for that purpose, cumulative, preferential dividends payable in cash at the rate of 5.417% of the Liquidation Price per year (an amount of $1.35425 per annum per share). Such dividends shall begin to accrue and shall be fully cumulative from the Issue Date, whether or not the Trust has earnings, and whether or not in any Dividend Period or Periods there shall be funds of the Trust legally available for the payment of such dividends, and shall be payable quarterly, when, as and if authorized by the Board of Trustees, in arrears, on Dividend Payment Dates, commencing on the first Dividend Payment Date occurring after April 1, 2007. Such dividends shall be payable in arrears to the holders of record of Series 1 Preferred Shares, as they appear on the stock records of the Trust at the close of business on the record date as shall be fixed by the Board of Trustees. Accrued and unpaid dividends for any past Dividend Periods may be declared and paid on any date and for such interim periods, without reference to any regular Dividend Payment Date, to holders of record on such date, as may be fixed by the Board of Trustees. Any dividend payment made on the Series 1 Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to the Series 1 Preferred Shares which remains payable.

(b) The amount of dividends referred to in Section 4(a) payable for each full Dividend Period for the Series 1 Preferred Shares shall be computed by dividing the annual dividend rate by four, except that the amount of dividends payable for the initial Dividend Period, and for any Dividend Period shorter than a full Dividend Period, shall be computed for the Series 1 Preferred Shares on the basis of the actual number of days in such Dividend Period. Holders of Series 1 Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares of stock, in excess of cumulative dividends, as herein provided, on the Series 1 Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series 1 Preferred Shares that may be in arrears.

(c) If, for any taxable year, the Trust elects to designate as “capital gain dividends” (as defined in Section 857 of the Code) any portion (the “Capital Gains Amount”) of the total dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocated to holders of Series 1 Preferred Shares shall be in the same portion that the Total Dividends paid or made available to the holders of Series 1 Preferred Shares for the year bears to the Total Dividends.

(d) So long as any Series 1 Preferred Shares are outstanding, no dividends, except as described in the immediately following sentence, shall be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series 1 Preferred Shares for all Dividend Periods terminating on or prior to the dividend payment date for such class or series of Parity Shares. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon Series 1 Preferred Shares and all dividends declared upon any other class or series of Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series 1 Preferred Shares and accumulated and unpaid on such Parity Shares.

(e) So long as any Series 1 Preferred Shares are outstanding, no dividends (other than dividends or distributions paid solely in shares of, or options, warrants or rights to subscribe for or purchase shares of, Junior Shares) shall be declared or paid or set apart for payment or other distribution declared or made upon Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of any employee incentive or benefit plan of the Trust or any subsidiary) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust, directly or indirectly (except by conversion into or exchange for shares of Junior Shares), unless in each case (i) the full cumulative dividends on all outstanding Series 1 Preferred Shares and any other Parity Shares of the Trust shall have been or contemporaneously are declared and paid or declared and set apart for payment for all past Dividend Periods with respect to the Series 1 Preferred Shares and all past dividend periods with respect to such Parity Shares and (ii) sufficient funds shall have been or contemporaneously are declared and paid or declared and set apart for payment of the dividend for the current Dividend Period with respect to the Series 1 Preferred Shares and the current dividend period with respect to such Parity Shares.

(f) No dividends on Series 1 Preferred Shares shall be authorized by the Board of Trustees or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(5) Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Trust, whether voluntary or involuntary, before any payment or distribution of the assets of the Trust (whether capital or surplus) shall be made to or set apart for the holders of Junior Shares, the holders of the Series 1 Preferred Shares shall be entitled to receive the Liquidation Price per share of Series 1 Preferred Shares plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Trust, the assets of the Trust, or proceeds thereof, distributable among the holders of the Series 1 Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of the Series 1 Preferred Shares and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series 1 Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. For the purposes of this Section 5: (i) a consolidation or merger of the Trust with one or more corporations, real estate investment trusts or other entities, (ii) a sale, lease or transfer of all or substantially all of the Trust’s assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Trust.

(b) Subject to the rights of the holders of shares of any series or class of beneficial interest ranking on a parity with or prior to the Series 1 Preferred Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Trust, after payment shall have been made in full to the holders of the Series 1 Preferred Shares, as provided in this Section 5, any other series or class of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series 1 Preferred Shares shall not be entitled to share therein.

(6) Voting Rights. The Series 1 Preferred Shares shall have no voting rights.

(7) Conversion.

(a) Holder Conversion Rights.

(1) Subject to the limitations set forth in Section 7(a)(4), holders of Series 1 Preferred Shares shall have the right, at such holder’s option at any time after the Issue Date, to convert such shares into a number of fully paid and nonassessable Common Shares determined by dividing (A) the product obtained by multiplying: (i) the number of Series 1 Preferred Shares being converted by (ii) the Liquidation Price; by (B) the Optional Conversion Price as in effect immediately prior to the close of business on the Optional Conversion Date (defined below). All dividends payable on any Series 1 Preferred Shares that are converted shall cease to accrue on the Optional Conversion Date.

(2) Any holder of Series 1 Preferred Shares may exercise its optional right to convert to Common Shares by delivering an irrevocable written notice in the form attached hereto as Exhibit A (the “Optional Conversion Notice”) by first class mail, postage prepaid, to the Trust at 1626 East Jefferson Street, Rockville, Maryland 20852, Attention: Chief Accounting Officer.

(3) Within five (5) Business Days after receipt of an Optional Conversion Notice from a holder of Series 1 Preferred Shares, the Trust shall establish a date for closing the conversion (“Optional Conversion Date”) which date shall not be more than fifteen (15) days after the date of the Optional Conversion Notice; provided, however, if the Trust receives the Optional Conversion Notice more than seven (7) days after the date thereof, then the Trust shall be entitled to extend the Optional Conversion Date for the number of days after such seven-day period that the Trust received the Optional Conversion Notice. Also within five (5) Business Days after receipt of an Optional Conversion Notice from a holder of Series 1 Preferred Shares, the Trust shall deliver instructions to the Transfer Agent to retire the Series 1 Preferred Shares being converted, reflect such retirement on the books and records of the Trust, issue the number of Common Shares to be issued to the converting holder as a result of such conversion, and reflect such issuance on the books and records of the Trust, in each case whether or not a certificate representing the Common Shares has been or will be issued and delivered to the converting holder as of such date.

(4) Except as may be approved by the Trust in writing in its sole and absolute discretion, the right for holders to convert Series 1 Preferred Shares to Common Shares shall be subject to the following restrictions and limitations: (A) no conversion shall result in a holder and any related party, after giving effect to the conversion, owning Common Shares of the Trust in excess of the ownership limits specified in the Trust’s Declaration of Trust as in effect on the Optional Conversion Date after taking into account the actual and constructive stock ownership rules of the Code and any other additional Common Shares of the Trust which such holder has acquired or intends to acquire prior to the closing of such conversion; (B) no holder of Series 1 Preferred Shares may effect a conversion for Series 1 Preferred Shares having an aggregate value (determined by multiplying the number of Series 1 Preferred Shares to be converted by the Liquidation Price) of less than $50,000, or, if such holder holds less than $50,000 of Series 1 Preferred Shares, less than all of the Series 1 Preferred Shares held by such holder; (C) no holder may effect a conversion more than three (3) times during any consecutive twelve-month period; and (D) no holder may effect a conversion within ninety (90) days following the closing of any public offering of Common Shares by the Trust.

(b) Trust Conversion Rights.

(1) The Trust shall have the right, at any time and from time to time, after the Issue Date and after the Elevated Price Level (defined below) has occurred, subject to the provisions of this Section 7(b), to convert all or any outstanding Series 1 Preferred Shares into a number of fully paid and nonassessable Common Shares determined by dividing (A) the product obtained by multiplying: (i) the number of Series 1 Preferred Shares being converted by (ii) the Liquidation Price; by (B) the Optional Conversion Price as in effect immediately prior to the close of business on the Mandatory Conversion Date (defined below). All dividends payable on any Series 1 Preferred Shares that are converted shall cease to accrue on the Mandatory Conversion Date.

(2) The “Elevated Price Level” shall mean any time at which the trailing 200 consecutive Trading Day average closing price of the Common Shares as reported on the New York Stock Exchange (or if such securities are not listed or admitted for trading on the NYSE, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading on any national securities exchange, in the applicable securities market in which the securities are traded) is greater than the Mandatory Conversion Trigger Price; provided, however, that the first day of any such 200-Trading Day period shall not be earlier than the Closing Date.

(3) The Trust shall exercise its election to convert Series 1 Preferred Shares by delivering written notice in the form attached hereto as Exhibit B (the “Mandatory Conversion Notice”) by first class mail, postage prepaid, to each holder of record of Series 1 Preferred Shares to be converted at the addresses shown on the Trust’s records on the date of the Mandatory Conversion Notice. The Trust shall establish a date for closing the conversion (“Mandatory Conversion Date”) which date shall not be more than fifteen (15) days after the date of the Mandatory Conversion Notice. In addition to delivering the Mandatory Conversion Notice, the Trust shall also issue a press release containing the information in the Mandatory Conversion Notice, excepting any information that is personal to particular holders, and shall publish such information on its website, provided, however, that failure to issue such press release or publish such information on the Trust’s website shall not act to prevent, delay or void any conversion pursuant to this Section 7(b). If fewer than all the outstanding Series 1 Preferred Shares are to be converted pursuant to this Section 7(b), shares to be so converted shall be selected by the Trust by lot or pro rata (as nearly as may be) or by any other method determined by the Trust in its sole discretion to be equitable. Notwithstanding the foregoing, the Trust shall not be entitled to deliver a Mandatory Conversion Notice unless: (i) the Elevated Price Level shall have occurred no more than six (6) months prior to the date of the Mandatory Conversion Notice; and (ii) the Current Market Price of the Common Shares on the date of the Mandatory Conversion Notice shall be equal to or exceed the Mandatory Conversion Price. The Trust shall deliver instructions to the Transfer Agent to retire the Series 1 Preferred Shares being converted, reflect such retirement on the books and records of the Trust, issue the number of Common Shares to be issued to the converting holder as a result of such conversion, and reflect such issuance on the books and records of the Trust, in each case whether or not a certificate representing the Common Shares has been, or will be, issued and delivered to the converting holder as of such date.

(c) Conversion Mechanics.

(1) Generally, all Common Shares issued on conversion will be issued in the same name as the name in which the Series 1 Preferred Shares are issued. If Common Shares are to be issued in any other name, then the holder or such holder’s duly authorized attorney shall deliver to the office of the Trust instruments of transfer, in form satisfactory to the Trust, duly executed by the holder or such holder’s duly authorized attorney, and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Trust demonstrating that such taxes have been paid).

(2) Holders of Series 1 Preferred Shares at the close of business on a record date for any dividend payment shall be entitled to receive the distribution payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following such dividend payment record date and prior to such Dividend Payment Date. However, Series 1 Preferred Shares surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding Dividend Payment Date must be accompanied by payment of an amount equal to the distribution payable on such shares on such Dividend Payment Date. A holder of Series 1 Preferred Shares on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into Common Shares on such Dividend Payment Date will receive the dividend payable by the Trust on such Series 1 Preferred Shares on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of Series 1 Preferred Shares for conversion. Except as provided above, the Trust shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for distributions on the Common Shares issued upon such conversion.

(3) As promptly as practicable after the retirement of Series 1 Preferred Shares, as aforesaid, the Trust shall issue and shall deliver to such holder any amounts payable to such holder as a result of any fractional interest in respect of a Common Share arising upon such conversion as provided in Section 7(d).

(4) A conversion shall be deemed to have been effected: (A) in the case of optional conversion pursuant to Section 7(a), immediately prior to the close of business on the Optional Conversion Date set by the Trust; and (B) in the case of a mandatory conversion pursuant to Section 7(b), immediately prior to the close of business on the Mandatory Conversion Date, in each case provided that the provisions of Section 7(a) and Section 7(b), as applicable, have been satisfied; and in each case, the Person or Persons in whose name or names the Common Shares shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, and such conversion shall be at the Mandatory Conversion Price or Optional Conversion Price, as applicable, in effect at such time and on such date unless the share transfer books of the Trust shall be closed on that date, in which event such Person or Persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such share transfer books are open, but such conversion shall be at the Mandatory Conversion Price or Optional Conversion Price, as applicable, in effect on the Optional Conversion Date or the Mandatory Conversion Date, as applicable.

(d) Fractional Shares. No fractional shares or scrip representing fractions of Common Shares shall be issued upon conversion of Series 1 Preferred Shares. Instead of any fractional interest in a Common Share that would otherwise be deliverable upon the conversion of a Series 1 Preferred Share, the Trust shall pay to the holder of such share an amount in cash based upon the Current Market Price of Common Shares on the Business Day immediately preceding the date of conversion. If more than one Series 1 Preferred Share shall be surrendered for conversion at one time by the same holder, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series 1 Preferred Shares so surrendered.

(e) Adjustment of Conversion Price. The Conversion Price shall be adjusted from time to time as follows (for purposes of this Section 7, “Mandatory Conversion Trigger Price” shall refer to the Initial Mandatory Conversion Trigger Price as adjusted from time to time pursuant to this Section 7(e), and “Optional Conversion Price” shall refer to the Initial Optional Conversion Price, as adjusted from time to time pursuant to this Section 7(e), and “Conversion Price” shall refer to the Mandatory Conversion Trigger Price or the Optional Conversion Price, as applicable):

(1) If the Trust shall after the Issue Date: (A) pay or make a distribution on its Common Shares in Common Shares; (B) subdivide its outstanding Common Shares into a greater number of shares; (C) combine its outstanding Common Shares into a smaller number of shares; or (D) issue any shares of beneficial interest by reclassification of its Common Shares, then in each such case the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any Series 1 Preferred Shares thereafter surrendered for conversion shall be entitled to receive the number of Common Shares that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares been converted immediately prior to the record date in the case of a distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment made pursuant to this Section 7(e)(1) shall become effective immediately after the opening of business on the day next following the record date (except as provided in Section 7(i) below) in the case of a dividend and shall become effective immediately after the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification. Such adjustment(s) shall be made successively whenever any of the events listed above shall occur.

(2) If the Trust shall issue after the Issue Date rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase Common Shares at a price per share less than the Fair Market Value per Common Share on the record date for the determination of shareholders entitled to receive such rights, options or warrants, then the Conversion Price in effect at the opening of business on the day next following such record date shall be adjusted to equal the price determined by multiplying: (A) the Conversion Price in effect immediately prior to the opening of business on the day following the date fixed for such determination by (B) a fraction, the numerator of which shall be the sum of: (1) the number of Common Shares outstanding on the close of business on the date fixed for such determination and (2) the number of Common Shares that the aggregate proceeds to the Trust from the exercise of such rights, options or warrants for Common Shares would purchase at such Fair Market Value, and the denominator of which shall be the sum of: (X) the number of Common Shares outstanding on the close of business on the date fixed for such determination and (Y) the number of additional Common Shares offered for subscription or purchase pursuant to such rights, options or warrants. Such adjustments shall be made successively whenever any such rights, options or warrants are issued, and shall become effective immediately after the opening of business on the day next following such record date (except as provided in Section 7(i) below). In determining whether any rights, options or warrants entitle the holders of Common Shares to subscribe for or purchase Common Shares at less than the Fair Market Value, there shall be taken into account any consideration received by the Trust upon issuance and upon exercise of such rights, options or warrants, the value of such consideration, if other than cash, to be determined by the Chief Executive Officer of the Trust or the Board of Trustees.

(3) No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustments that by reason of this Section 7(e)(3) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. Notwithstanding any other provisions of this Section 7, the Trust shall not be required to make any adjustment of the Conversion Price for the issuance of any Common Shares pursuant to any plan providing for the reinvestment of distributions or interest payable on securities of the Trust and the investment of additional optional amounts in Common Shares under such plan. All calculations under this Section 7 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-ten-thousandth of a share (with .0005 of a share being rounded upward), as the case may be.

(f) Transactions. If the Trust shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, self tender offer for all or substantially all of the Common Shares, sale of all or substantially all of the Trust’s assets or recapitalization of the Common Shares and excluding any transaction as to which Section 7(e) applied) (each of the foregoing being referred to herein as a “Transaction”), in each case as a result of which Common Shares shall be converted into the right to receive shares, stock, securities or other property (including cash or any combination thereof), each Series 1 Preferred Share which is not converted into the right to receive shares, stock, securities or other property in connection with such Transaction shall thereafter be convertible into the kind and amount of shares, stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of Common Shares into which one Series 1 Preferred Share was convertible immediately prior to such Transaction, assuming such holder of Common Shares (1) is not a Person with which the Trust consolidated or into which the Trust merged or which merged into the Trust or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person and (2) failed to exercise his rights of election, if any, as to the kind or amount of shares, stock, securities and other property (including cash) receivable upon such Transaction (each a “Non-Electing Share”) (provided that if the kind or amount of shares, stock, securities and other property (including cash) receivable upon such Transaction by each Non-Electing Share is not the same for each Non-Electing Share, then the kind and amount of shares, stock, securities and other property (including cash) receivable upon such Transaction for each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). The Trust shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this Section 7(f), and it shall not consent or agree to the occurrence of any Transaction until the Trust has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Series 1 Preferred Shares that will require such successor or purchasing entity, as the case may be, to make provision in its certificate or articles of incorporation or other constituent documents to the end that the provisions of this Section 7(f) shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable upon conversion of the Series 1 Preferred Shares. The provisions of this Section 7(f) shall similarly apply to successive Transactions.

(g) If:

(1) the Trust shall authorize the granting to all holders of the Common Shares of rights, options or warrants to subscribe for or purchase any shares of any class or any other rights, options or warrants; or

(2) there shall be any reclassifications of the Common Shares (other than an event to which Section 7(e)(1) applied) or any consolidation or merger to which the Trust is a party and for which approval of any shareholders of the Trust is required, or a statutory share exchange involving the conversion or exchange of Common Shares into securities or other property, or a self tender offer by the Trust for all or substantially all of its outstanding Common Shares, or the sale or transfer of all or substantially all of the assets of the Trust and for which approval of any stockholder of the Trust is required; or

(3) there shall occur the voluntary or involuntary liquidation, dissolution or winding up of the Trust,

then the Trust shall cause to be filed with the Transfer Agent and shall cause to be mailed to the holders of the Series 1 Preferred Shares at their addresses as shown on the share records of the Trust, as promptly as possible, but at least fifteen (15) days prior to the applicable date hereinafter specified, a notice stating: (A) the date on which a record is to be taken for the purpose of such grant of rights, options or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such grant of rights, options or warrants are to be determined, provided, however, that no such notification need be made in respect of a record or determination date for a grant of rights unless the corresponding adjustment in the Conversion Price would be an increase or decrease of at least 1%; or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, self tender offer, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, self tender offer, sale, transfer, liquidation, dissolution or winding up. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in this Section 7.

(h) Notification of Adjustment. Whenever the Conversion Price is adjusted as herein provided, the Trust shall promptly file with the Transfer Agent an officer’s certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error.

(i) In any case in which Section 7(c) provides that an adjustment shall become effective on the date next following the record date for an event, the Trust may defer until the occurrence of such event: (A) issuing to the holder of any Series 1 Preferred Shares converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment; and (B) fractionalizing any Series 1 Preferred Share and/or paying to such holder any amount of cash in lieu of any fraction pursuant to Section 7(d).

(j) There shall be no adjustment of the Conversion Price in case of the issuance of any shares of beneficial interest of the Trust in a reorganization, acquisition or other similar transaction except as specifically set forth in this Section 7. If any action or transaction would require adjustment of the Conversion Price pursuant to more than one subsection of this Section 7, only one adjustment shall be made to the Conversion Price, and such adjustment shall be the amount of adjustment that has the highest absolute value.

(k) If the Trust shall take any action affecting the Common Shares, other than action described in this Section 7, that in the opinion of the Board of Trustees would materially adversely affect the conversion rights of the holders of the Series 1 Preferred Shares, the Conversion Price may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Trustees, in its sole discretion, may determine to be equitable in the circumstances.

(l) The Trust covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Shares, for the purpose of effecting conversion of the Series 1 Preferred Shares, the maximum number of Common Shares deliverable upon the conversion of all outstanding Series 1 Preferred Shares not theretofore converted. For purposes of this Section 7(l), the number of Common Shares that shall be deliverable upon the conversion of all outstanding Series 1 Preferred Shares shall be computed as if at the time of computation all such outstanding shares were held by a single holder. The Trust covenants that any Common Shares issued upon conversion of the Series 1 Preferred Shares shall be validly issued, fully paid and nonassessable. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the Common Shares deliverable upon conversion of the Series 1 Preferred Shares, the Trust will take any action that, in the opinion of its counsel, may be necessary in order that the Company may validly and legally issue fully paid and nonassessable Common Shares at such adjusted Conversion Price. The Trust shall endeavor to list the Common Shares required to be delivered upon conversion of the Series 1 Preferred Shares, prior to such delivery, upon each national securities exchange, if any, upon which the outstanding Common Shares are listed at the time of such delivery.

(m) The Trust will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Shares or other securities or property on conversion of the Series 1 Preferred Shares pursuant hereto; provided, however, that the Trust shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the holder of the Series 1 Preferred Shares to be converted, and no such issue or delivery shall be made unless and until the Person requesting such issue or delivery has paid to the Trust the amount of any such tax or has established, to the reasonable satisfaction of the Trust, that such tax has been paid.

(8) Application of Article VII. The designations, powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions, of the Series 1 Preferred Shares shall be subject in all cases to the provisions of Article VII of the Declaration of Trust regarding limitations on beneficial ownership of the Trust’s equity securities.

(9) Shares to be Retired. All Series 1 Preferred Shares which shall have been issued and reacquired in any manner by the Trust shall be restored to the status of authorized but unissued Preferred Shares, without designation as to class or series.

(10) Record Holders. The Trust and the Transfer Agent may deem and treat the record holder of any Series 1 Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Trust nor the Transfer Agent shall be affected by any notice to the contrary.

(11) Sinking Fund. The Series 1 Preferred Shares shall not be entitled to the benefits of any retirement or sinking fund.

(12) Certificates; Registration. The Series 1 Preferred Shares shall not be certificated at any time. Upon issuance, the Series 1 Preferred Shares shall be registered at the Transfer Agent in the names of the holders thereof, as applicable. The holders of the Series 1 Preferred Shares may not transfer the Series 1 Preferred Shares to brokerage accounts to be held in “street name” or otherwise at any time.

SECOND: The Series 1 Preferred Shares have been classified and designated by the Board under the authority contained in the Declaration of Trust.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FIFTH: The undersigned President of the Trust acknowledges these Articles Supplementary to be the act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

*        *        *        *        *

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary on this 8th day of March, 2007.

FEDERAL REALTY INVESTMENT TRUST

By:	/s/ Donald C. Wood
Donald C. Wood
President and Chief Executive Officer

[SEAL]

ATTEST:

By:	/s/ Dawn M. Becker
Dawn M. Becker
Executive Vice President-General Counsel and Secretary

EXHIBIT A

OPTIONAL CONVERSION NOTICE

SERIES 1 PREFERRED SHARES

A RESPONSE TO THIS NOTICE IS REQUIRED WITHIN FIVE (5) BUSINESS

DAYS AFTER RECEIPT

                    , 20

Federal Realty Investment Trust

1626 East Jefferson Street

Rockville, Maryland 20852

Attention: Chief Accounting Officer

Re: Optional Conversion of Series 1 Preferred Shares

Pursuant to the Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Shares dated                     , 200    (“Articles Supplementary”), the undersigned holder of Series 1 Preferred Shares (“Holder”) hereby tenders to Federal Realty Investment Trust (the “Trust”) for conversion all or a portion of his/her/its Series 1 Preferred Shares into Common Shares of the Trust as follows:

Total Number of Series 1 Preferred Shares Held as of the date of this Notice:

Total Number of Series 1 Preferred Shares to be Converted:

The undersigned Holder hereby represents, warrants, certifies and agrees as of the date of this Optional Conversion Notice and as of the date of the closing of the conversion that:

(a) the undersigned Holder has, and at the closing of the conversion will have, good, marketable and unencumbered title to the Series 1 Preferred Shares being tendered for conversion, free and clear of the rights or interests of any other person or entity;

(b) the undersigned Holder has, and at the closing of the conversion will have, the full right, power and authority to tender and surrender the Series 1 Preferred Shares being tendered for conversion;

(c) the undersigned Holder has obtained the consent or approval of all persons and entities, if any, having the right to consent to or approve such conversion; and

(d) after giving effect to the conversion, the undersigned Holder (or any related party) will not own Common Shares of the Trust in excess of the ownership limit specified in the Trust’s Declaration of Trust as in effect on the date hereof after taking into account (i) the actual and constructive stock ownership rules of the Internal Revenue Code of 1986, as amended, and (ii) any other additional Common Shares of the Trust which the undersigned Holder has acquired or intends to acquire prior to the closing the conversion.

Exhibit A-1

If the Common Shares to be issued upon this conversion are to be certificated, then the certificates will be delivered to the address for the Holder currently maintained on the books and records of the Trust unless a different address is specified below. If the Common Shares to be issued upon this conversion are not to be certificated, then the change in the Holder’s ownership of Common Shares shall be reflected in the books and records of the Trust and/or Transfer Agent, as applicable.

All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Shares dated                     , 200    .

Dated:

(Signature of Holder)

(Printed name of Holder)

(Street Address)

(City) (State) (Zip Code)

(Facsimile Number)

(email address)

Signature Guaranteed by:

Exhibit A-2

EXHIBIT B

MANDATORY CONVERSION NOTICE

SERIES 1 PREFERRED SHARES

                    , 20

Re: Mandatory Conversion of Series 1 Preferred Shares

Dear                     :

Pursuant to the Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Shares dated                     , 200    (“Articles Supplementary”), Federal Realty Investment Trust (the “Trust”) hereby elects to convert to Common Shares all or a portion of your Series 1 Preferred Shares as follows:

Number of Series 1 Preferred Shares to be Converted:

Mandatory Conversion Price:

Number of Common Shares to be Issued upon Conversion:

Mandatory Conversion Date:

Amount of Accrued Dividends to be Paid on the Mandatory Conversion Date:

Amount of Cash Payable for Fractional Shares upon Conversion:

All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Articles Supplementary.

Sincerely,

[Name]

[Title]

[Address]